June 13, 2014

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	GI Dynamics, Inc. Amendment No. 1 to Registration Statement on Form 10 File No. 000-55195

Ladies and Gentlemen:

On behalf of GI Dynamics, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form 10, initially filed with the Commission on April 30, 2014 (the “Registration Statement”). We are delivering one marked complete courtesy copy of the Amendment to each of Mary Beth Breslin, Amanda Ravitz and Joseph McCann of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated May 27, 2014 from Amanda Ravitz, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into the response letter.

Implications of Being an Emerging Growth Company, page ii

1.	Comment: Please refer to Exchange Act Section 3(a)(80)(B) and revise to disclose how you could lose your status as an Emerging Growth Company on the last day of the fiscal year following the fifth anniversary of the date of the first sale of your common equity securities pursuant to an effective Securities Act registration statement.

Response: The Company has revised the disclosure under the heading “Implications of Being an Emerging Growth Company” on page ii of the Registration Statement in response to the Staff’s comment.

Overview, page 1

2.	Comment: Please revise to explain briefly the term “HbA1c levels.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

June 13, 2014

Response: The Company has revised the disclosure under the heading “Overview” beginning on page 1 of the Registration Statement in response to the Staff’s comment to explain the term “HbA1c levels.”

Key Products, page 3

3.	Comment: Please revise here or elsewhere, as appropriate, to explain how the clinical data and trials that your reference support your conclusions. In this regard, please describe and, as applicable, quantify each “improvement” that you reference. Please also describe each of the “multiple effects” on a patient’s metabolism and the “significant benefits” that you reference.

Response: The Company has revised the disclosure under the headings “Key Products” on page 3 and “Our completed clinical trials — safety and efficacy profile” on page 4 of the Registration Statement in response to the Staff’s comment.

Our lead product…., page 3

4.	Comment: Please revise your disclosure to explain why the EndoBarrier is removed after twelve months. In this regard, it is not clear whether removal takes place after twelve months because patients no longer benefit from continued use of the product, because product limitations, as identified at the top of page 7, prevent continued patient use and/or because current regulatory limits, as identified on page 13, require removal.

Response: The Company has revised the disclosure under the heading “Our lead product . . . .” on page 4 of the Registration Statement in response to the Staff’s comment.

Our completed clinical trials..., page 4

5.	Comment: In light of your first full risk factor disclosed on page 18, please revise the heading to avoid the implication that you have long-term clinical data supporting safety and efficacy.

Response: The Company has revised the heading “Our completed clinical trials — safety and efficacy profile” on page 4 of the Registration Statement in response to the Staff’s comment.

6.	Comment: Please tell us whether each of the 13 clinical trials demonstrated the technology to be safe and effective, or whether you aggregated data from the trials to reach this conclusion.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

June 13, 2014

Response: The Company’s statements are based on aggregate data from its clinical trials. The Company has revised the disclosure under the heading “Our completed clinical trials — safety and efficacy profile” on page 4 of the Registration Statement in response to the Staff’s comment.

7.	Comment: Your disclosure in this section does not clearly identify the competitive technologies you reference or explain how your technology performed relative to these competitive technologies. In this regard, please identify the “pharmacologic approaches” and “forms of bariatric surgery” you reference and clearly state how your product performed in comparison to each one. When discussing comparative performance, please avoid vague terms such as “competitive,” “not dissimilar,” “most patients,” and “more robust.” Please also apply this comment to your disclosures on page 6 and as elsewhere, as applicable.

Response: The Company has revised the disclosure under the heading “Comparison to pharmacology and surgical approaches” on page 6 in response to the Staff’s comment.

8.	Comment: With a view toward expanded disclosure, please tell us why you disclose detailed, quantitative results concerning four premarket trials when your disclosure in the first paragraph indicates that you have tested and evaluated 13 clinical trials. Are the results from the other nine trials any more or less favorable than the four you have presented?

Response: The Company has focused on the premarket trials since those involved the current EndoBarrier product design and involved twelve-month treatment periods, as distinguished from the earlier trials which were directed at earlier product designs, improving performance and shorter implant periods. The Company has revised the disclosure under the heading “Our completed clinical trials — safety and efficacy profile” on page 4 of the Registration Statement in response to the Staff’s comment.

Ongoing benefits..., page 5

9.	Comment: We note your disclosure indicating that diabetes control deteriorated “only slightly” and that there was “only modest weight regain” during the six-month period after removal of the EndoBarrier. Please revise to clarify, and as applicable, quantify the degree to which deterioration and weight regain were observed.

Response: The Company has revised the disclosure under the heading “Ongoing benefits . . . ” on page 5 of the Registration Statement in response to the Staff’s comment.

Safety and potential side effects..., page 6

10.	Comment: Please revise to explain, if known, how user behavior could influence removal rates. Also, please tell us how you were able to determine that “increased user

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

June 13, 2014

experience” as opposed to some other factor resulted in lower removal rates. Please also revise to clarify how the increased “implant exposure time” that you reference in the penultimate sentence on page 6 supports the conclusion you make in the final sentence on page 6.

Response: The Company respectfully notes that the term “user” was intended to refer to the implanting physician. The Company has revised the disclosure under the heading “Safety and potential side effects . . . .” on page 7 of the Registration Statement in response to the Staff’s comment.

How We Make Our Products, page 7

11.	Comment: Please expand your disclosure concerning your planned capacity increase to explain how long it will take to execute that plan. Please also disclose whether your facility has adequate space to accommodate the planned expansion.

Response: The Company has revised the disclosure under the heading “How We Make our Products . . . .” on pages 7 and 8 of the Registration Statement in response to the Staff’s comment.

12.	Comment: We note your disclosure on page 20 that you rely on specialized suppliers for certain components of the EndoBarrier system. Please revise to disclose all materials terms of your supply arrangements with these suppliers, including any applicable term and termination provisions. Please also file any material agreements governing your supply arrangements as a material contract pursuant to Item 601(b)(10) of Regulation S-K or advise.

Response: The Company has revised the disclosure on page 21 of the Registration Statement in response to the Staff’s comment. The Company supplementally advises the Staff that is does not have contracts with suppliers and that it purchases components pursuant to individual purchase orders.

Sales & Marketing, page 8

13.	Comment: Please revise to describe your customers and discuss how you distribute your product in all jurisdictions where you have material sales.

Response: The Company has revised the disclosure under a new heading “Customers” on page 9 of the Registration Statement in response to the Staff’s comment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

June 13, 2014

Revenue Recognition, page 31

14.	Comment: We reference the disclosure that starting in the fourth quarter of 2013 you began to recognize revenue at the time of delivery since you had sufficient historical data on which to base an estimate of future product returns. Please explain why you believe there is sufficient historical data to estimate returns considering your limited operating history. Please also revise to clarify when you recorded revenue prior to the fourth quarter of 2013. In addition, clarify within Results of Operations if there was any material impact on the comparability of revenue due to the change in revenue recognition policy. Please also include the disclosure on page F-10 of your audited financial statements.

Response: The Company has revised the disclosure under the heading “Revenue Recognition” beginning on page 32 and “Revenue” on page 38 and revised the disclosure on page F-10 of the Registration Statement in response to the Staff’s comment.

The Company respectfully submits that it believes it has sufficient historical data to estimate returns considering its limited operating history based on the accounting guidance included in ASC No. 605, Revenue Recognition (ASC 605) and SEC Staff Accounting Bulletin 104, Topic 13: Revenue Recognition (SAB Topic 13).

The Company has specifically reviewed the guidance issued by the Staff in SAB Topic 13 regarding when the “newness of a service” may preclude revenue recognition, particularly the guidance in Question 1 of SAB Topic 13.A.4(a) in which the Staff states it would expect a two-year history of selling a new service in order to be able to make reliable estimates of cancellations.

While primarily providing guidance on services, SAB Topic 13 (Question 4 of Topic 13.A.4(b)) also states that the Staff does not believe there is any specific length of time necessary in a product transaction. The Staff guidance includes that “preparers and auditors should be skeptical of estimates of product returns when little history with a particular product line exists, when there is inadequate verifiable evidence of historical experience, or when there are inadequate internal controls that ensure the reliability and timeliness of the reporting of the appropriate historical information. Start-up companies and companies selling new or significantly modified products are frequently unable to develop the requisite historical data on which to base estimates of returns.” The Company believes that it has historical data of sufficient size to provide a pool of homogeneous transactions from which to estimate returns, particularly in light of the fact that the Company sells only one product.

The Company began shipping product in 2011 and since that time returns have primarily consisted of defective or nonconforming products that resulted in an unsuccessful implant procedure. Additionally, during the early phase of commercialization the Company and two distributors misjudged market demand and the Company made the business decision to allow these distributors to return a number of expired products which the Company subsequently

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

June 13, 2014

repurposed. The Company’s practice of issuing a credit or replacement products in certain circumstances is within its discretion and is not a contractual obligation or deliverable under any of its existing contracts or agreements with direct sales customers or full-service distributors. Nonetheless, the Company deemed all of these transactions to be returns, for which it had no prior history, and therefore the Company initially recognized revenue on all transactions when the right of return lapsed.

The Company performed an analysis of its shipments over the years 2011, 2012, and through June 2013 in order to assess and quantify returns activity during these two and a half years. The Company’s analysis compared revenue shipments to eventual returns of those revenue shipments. Based on this data, the Company evaluated the reasons driving product returns, and evaluated both the sufficiency of historical information, and the predictability of product return rates, to assess whether a reliable estimate of returns could be made.

The following table provides a summary by year of the product returns rates for all of the Company’s direct customers and full-service distributors:

Year	Product returns as a % of revenue shipments
Half 1 2011	80%
Half 2 2011	26%
Half 1 2012	3%
Half 2 2012	7%
Half 1 2013	8%

When initially looking at the data in the table above, it appears that the returns rate fluctuates a great deal, particularly in 2011 upon initial commercialization of the Company’s product. However, one must consider the circumstance responsible for generating the returned unit. Much of the historical fluctuation in 2011 is a result of the Company entering new markets and fulfilling large initial stocking orders.

Historically, the Company fulfilled large initial stocking orders from full-service distributors as well as a limited number of direct customers upon entry into their market. Due to the lack of historical sales activity, revenue on these shipments was recognized upon the right of return lapsing which we determined to be when the product was implanted or otherwise consumed and payment was received from the customer, which indicated that the Company had no further obligations to the customer and that the sale was complete.

Subsequent to the returns related to the 2011 initial stocking orders, the Company changed its practice covering initial stocking orders in new markets. Beginning in 2012, the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

June 13, 2014

Company works more closely with its customers to gauge the initial demand in a new market, typically resulting in smaller initial stocking orders. Additionally, the Company no longer offers a right of return to our customers as a result of expired product, contractually or otherwise. As a result, when entering new markets the Company does not expect returns from expiry in the future. The change in practice around initial stocking orders has resulted in more stable return rates during 2012 and Half 1 2013.

The following table provides a summary by year of the product returns rates for all of the Company’s direct customers and full-service distributors, excluding those initial stocking orders that occurred in 2011, as described above:

Year	Product returns as a % of revenue shipments (pro forma)
Half 1 2011	37%
Half 2 2011	12%
Half 1 2012	3%
Half 2 2012	7%
Half 1 2013	8%

In analyzing the pool of data, the Company considered several hundred revenue shipments, primarily from the more mature markets in which it operates, which it considered to be a sufficiently large pool of homogeneous transactions from which to estimate returns, particularly when combined with the relatively narrow returns rate experienced from the second half of 2011 to the first half of 2013.

Based on the adjusted data, the Company believes that it has sufficient and consistent data on which to make an estimate of product returns under the accounting guidance.

As the Company enters each new market, it will perform a market analysis in which it identifies the type of customer involved (direct sales, full-service distributor, logistics provider), identifies the arrangement that has been reached with the customer, quantifies the plan for initial stocking, assesses the similarity of other markets in the same geographic region, and evaluates other relevant conditions in the market to determine if the Company’s historical data will make a sufficient proxy for the new market in order to estimate returns.

The Company continues to monitor its returns rate in all of its markets and across all relevant customers to (a) update the current returns rate, and (b) evaluate its ability to continue to make a reasonable returns estimate. In Europe the Company has direct sales and full-service distributor sales. In the Middle East the Company has only distributor sales and in Australia it has only direct sales. The Company monitors the returns rates in each of these markets by individual customer, direct sales as a group and full-service distributors as a group. If in any given market the Company notes changes in the aggregate returns rates for the direct sales

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

June 13, 2014

customers or full-service distributors, as applicable, it will adjust its estimate of product returns for that group within that particular market as appropriate. Through the first quarter of 2014, the Company’s returns rate for these groups in these markets have been relatively consistent with that established in the fourth quarter of 2013. As the Company enters new markets, if it concludes that an existing market and customer group is not a sufficient proxy in order to estimate returns then it will not recognize revenue at the time of delivery until it can estimate market specific return rates based on a sufficiently large pool of homogeneous transactions.

Stock-Based Compensation, page 32

15.	Comment: We see that you have included a discussion about the critical accounting estimates in determining the fair value of stock-based compensation. Please also revise to include a discussion of the estimates and judgments inherit in determining the fair value of your stock purchase warrants.

Response: The Company has revised the disclosure under the heading “Stock-Based Compensation and Fair Value of Warrants to Purchase Common Stock” on pages 34 and 35 of the Registration Statement in response to the Staff’s comment.

16.	Comment: Please revise to clarify how you determined the fair value of the underlying common stock for stock-based compensation. For example, please clarify if you used the stock price of the CDIs on the Australia Stock Exchange.

Response: The Company has revised the disclosure on page 34 of the Registration Statement to clarify the determination of the fair value of our common stock underlying CDIs in response to the Staff’s comment.

Research and Development Expenses, page 34

17.	Comment: We see that you attribute increases in research and development expenses to new hires made during 2012 and 2013. Please revise to disclose the number of new employees hired during the periods presented. Please also apply to your similar discussion of sales and marketing expenses.

Response: The Company has revised the disclosure under the headings “Research and Development Expense” on pages 37, 38 and 40 and “Sales and Marketing Expenses” on pages 39 and 40 of the Registration Statement in response to the Staff’s comment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

June 13, 2014

Item 6. Executive Compensation, page 49

18.	Comment: Please revise to provide the disclosure required by Item 402(p) of Regulation S-K. In this regard, we note your disclosures under “Additional Equity Awards” on page 51 regarding equity awards made in 2013.

Response: The Company has revised its “Executive Compensation” disclosure to include the “Outstanding Equity Awards at Fiscal Year-End” table on page 60 of the Registration Statement in response to the Staff’s comment.

Corporate Governance, page 57

19.	Comment: We note your disclosure on page 63 indicating that you have a classified board. Accordingly, please revise to disclose each director’s term. Refer to Regulation S-K, Item 401(a).

Response: The Company has revised its disclosure under the heading “Classified board” on page 68 of the Registration Statement to include each director’s term in response to the Staff’s comment.

Exhibits

20.	Comment: We note your disclosure on page 9 concerning Seedling Enterprises, LLC. Please file the agreement whereby Seedling Enterprises transferred all of the intellectual property to you.

Response: The Company has filed the Technology Transfer Agreement with Seedling Enterprises as Exhibit 10.9 to the Registration Statement in response to the Staff’s comment and has added disclosure regarding the agreement under the heading “Material Contracts” on page 15 of the Registration Statement.

Consolidated Financial Statements

21.	Comment: Please tell us why you do not present three years of financial statements. We note that you are not a smaller reporting company and you are not registering shares under a Securities Act registration statement. For guidance, please refer to Questions 30 and 48 of the Jumpstart Our Business Startups Act Frequently Asked Questions located on the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Response: The Company acknowledges the Staff’s comment and respectfully notes that it has provided the three years of financial statements required in the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

June 13, 2014

Note 2. Revenue Recognition, page F-10

22.	Comment: We note the disclosure on page F-10 that in certain circumstances you allow customers to return expired, defective or nonconforming products. Please revise to clarify the circumstances when you allow returns.

Response: The Company has revised the disclosure on page F-10 of the Registration Statement in response to the Staff’s comment.

23.	Comment: Please revise to disclose the nature of your consignment arrangements and clarify the revenue recognition policy for these arrangements. Your policy should explain how you determine whether the sale is complete and how your accounting complies with the guidance in FASB ASC 605.

Response: The Company has revised the disclosure on page F-11 of the Registration Statement in response to the Staff’s comment.

Note 4. Fair Value of Financial Instruments, page F-14

24.	Comment: Please tell us why you did not include the common stock warrants in the table on page F-15. Please reference FASB ASC 820-10-50-2.

Response: The Company has revised the table on page F-15 of the Registration Statement to include common stock warrants in response to the Staff’s comment.

In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

This response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

Please call the undersigned at (617) 542-6000 with any comments or questions regarding the Amendment, and kindly fax a copy of any written comments to the following parties:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

June 13, 2014

Daniel H. Follansbee Mintz, Levin, Cohn, Ferris Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 Tel: (617) 542-6000 Fax: (617) 542-2241	Stuart A. Randle 25 Hartwell Avenue Lexington, Massachusetts 02421 Tel: (781) 357-3300 Fax: (781) 357-3301

Thank you for your assistance.

Very truly yours,

/s/ Daniel H. Follansbee

Daniel H. Follansbee, Esq.

cc:    Stuart A. Randle

         Robert W. Crane